Filed by MDC Partners Inc.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: May 5, 2021

MDC Partners, Inc. [MDCA]

First-Quarter 2021 Results Conference Call

Wednesday, May 5, 2021 8:30 AM ET

Company Participants:

Michaela Pewarski; Vice President, Investor Relations

Mark Penn, Chairman and Chief Executive Officer

Frank Lanuto, Chief Financial Officer

Irwin Simon; Lead Independent Director of the Board of Directors and Chair of the Special Committee of Independent Members of the MDC Board

Analysts:

Tom White; D.A. Davidson & Co.

Presentation:

Operator: Good day, and welcome to the MDC Partners First-Quarter Results Conference Call. [Operator Instructions] Please note this event is being recorded. I would now like to turn the conference over to Michaela Pewarski, Vice President of Investor Relations. Please go ahead.

Michaela Pewarski: Thank you, Operator, and good morning, everyone.

Welcome to the MDC Partners conference call for the first quarter of 2021. Joining me today are Mark Penn, Chairman and Chief Executive Officer; Frank Lanuto, Chief Financial Officer; David Ross, General Counsel; and Irwin Simon, Lead Independent Director of MDC's Board of Directors and Chair of the Special Committee of Independent Members of the MDC Board.

Before we begin our prepared remarks, I'd like to remind you that the following discussion contains forward-looking statements and non-GAAP financial data. Forward-looking statements about the Company, including those related to earnings guidance, are subject to uncertainties referenced in the cautionary statements included in our earnings release and slide presentation and are further detailed in the Company's Form 10-K and subsequent SEC filings. For your reference, we've posted an investor presentation on our website. We also refer you to this morning's press release and slide presentation for definitions, explanations and reconciliations of non-GAAP financial data.

And now, to start the call, I'd like to turn it over to our Chairman and Chief Executive Officer, Mark Penn.

Mark Penn: Thank you, Michaela. Good morning, and thank you for joining us for today's call.

I will begin with a review of MDC's Q1 performance amidst an improving macro environment. I will then turn the call over to Frank Lanuto to provide an update on our operating results and balance sheet. Following that, I'll invite our Lead Independent Director of the MDC Board of Directors and Chair of its Special Committee of Independent Members of the MDC Board, Irwin Simon, to say a few words on behalf of The Special Committee in relation to the combination with Stagwell. Separately, Stagwell released its first-quarter results earlier today as well and will hold a call at 9 a.m. to review its results.

Turning to MDC's results for the quarter, I'm pleased to say we're off to a solid start to the year and showed a faster than expected recovery from pandemic lows, while we held the line on expenses, driving record first-quarter adjusted EBITDA of $52 million. Q1 2021 was our strongest first-quarter adjusted EBITDA performance in MDC history, growing 31% over the prior year, which was the previous record for the first-quarter adjusted EBITDA. Adjusted EBITDA margins climbed to 16.9% from 12.1% in Q1 of last year, driven by the continued benefit of cost actions taken in 2019 and 2020. In addition, MDC reported its highest net income in nearly 3 years this quarter. We see a robust market for our services, with demand picking up in many important economic sectors as we head into the historically active 2Q pitch season.

Looking more closely at our top-line performance, Q1 revenue declined 6% to $308 million on a GAAP basis, but was down only 1% year over year on a net revenue basis against strong pre-pandemic results a year ago. Organic revenue showed similar trends, down just 2% year over year, despite lapping a quarter of industry-leading growth. As such, our organic net revenue 2-year comp stack is roughly flat, ranking toward the high end of the peer group. Looking in more detail at our performance, the majority of the revenue decline was driven by continued COVID-related pullbacks in experiential and travel and tourism that we expect to see recover later in the year. Meanwhile, we continued to see impressive growth in our digital agency performance across the network from names like YML, Instrument and GALE. Our digital businesses grew 60% year over year in the quarter. The overall business also benefited from improved year-over-year trends in key sectors, including healthcare, food and beverage, financials and technology.

In short, we're encouraged by the pace of the recovery and the progress made towards our revenue growth targets, while maintaining discipline around costs and leverage. This resulted in LTM covenant EBITDA of $201 million, a 6% sequential increase, and up slightly over the prior year. We ended the quarter with net cash of $93 million and cash flow from operations of $47 million. Our leverage ratio declined to 4.1 in Q1 versus 4.4 last quarter and 4.3 a year ago.

On the new business front, this was our 8th consecutive quarter of positive new business wins. The net new business totaled $10.2 million in the quarter versus $8.4 million a year ago. LTM net new business came in at $92 million as compared to $90 million in the fourth quarter. This includes $42 million of wins against $32 million of losses, as clients typically move accounts in the first quarter.

Notable client wins in the quarter include J&J's Lubriderm brand, Travelocity and L. L. Bean at Doner.; an expanded relationship with A-B InBev at 72andSunny, adding projects for their Jupiter, Leffe and Beck's brands out of Amsterdam; the Swedish Gaming Lottery at F&B; AAA at YML; Sub-Zero, Wolf, Cove at HUNTER; Puma Biotech and more work with Novo Nordisk at Concentric; Denny's, won by Anomaly out of their New York office; Nespresso with a global brief led by Anomaly's Berlin office, plus multiple new assignments with Diageo. Meanwhile, Anomaly's technology clients also saw significant growth with new assignments both domestically and globally across Uber, Google and Facebook.

In addition, we're demonstrating the power of MDC and Stagwell with new wins across two networks, including one of the country's largest energy companies, ConEd, which appointed Stagwell's Code and Theory as its agency of record in partnership with MDC Partners’ Assembly on media buying and planning responsibilities. And just last week, Johnson & Johnson's Baby and Aveeno, Baby US, was awarded to Doner in partnership with Code and Theory, further expanding the relationship with J&J that began in 2019 with Tylenol, Listerine and Zyrtec. What's evident is that we've come out of the gate running this year with several key strategic moves that not only reinforce our differentiated positioning but are a testament to our ability to attract both top-tier talent and ambitious-scale clients.

On the talent front, earlier this year we talked about our hiring of Chief Media Officer, Deirdre McGlashen, to evolve MDC's global media and data-tech capabilities. And we followed that with the hire of Rebecca Routs as Senior Director of Key Client Relationships. Rebecca joins us from S4 Capital, with deep Silicon Valley relationships and is responsible for working with the centralized MDC global team, leading key client engagements for the Global network.

We've made several key strategic investments in crucial agency leadership. Recently we named John Boiler, Co-Founder and Creative Co-Chair of 72andSunny, to the role of Chair of MDC's Constellation, the collective of creative companies that include 72andSunny as well as CPB, digital and brand experience firm Instrument, strategy and design company Redscout, and production firm Hecho Studios.

Meanwhile, at CPB we brought on Marianne Malina as Global CEO. Marianne spent over two decades at GSD&M and her leadership is further enhanced by an entirely new ambitious leadership team that the agency just announced last week.

We also launched a global Affiliate program in February, creating partnerships with proven local talent in key international hubs that scale the creative, performance, media and technology capability brand needed to thrive in today's world economy. We're off to an incredible start with this program. In only a couple months we've established presence in the Middle East, Eastern Europe, Taiwan, Mainland China, Hong Kong, India, Russia and, most recently, Latin America. Key to the operationalization of that network and our global integrated capabilities is a proprietary technology born out of Stagwell Tech, Locate, a SaaS campaign management platform who connects technologists, creatives and clients across the globe on a single, real-time platform.

We set a target of 50 partnerships by the end of the year and we've already established 23, putting us on track to build out the formidable global network we've planned. Our goal is never again to lose a global pitch due to lack of global coverage. We'll have a truly comprehensive, diverse and differentiated talent pool, fit for clients of any size and geography. We found global entrepreneurial agencies extremely receptive to our partnership. These growing digital-first companies are looking for the scale, modern capabilities and access we offer. Meanwhile, they've been untouched by major traditional holding companies who assembled networks 40 or 50 years ago and are now in the process of culling rather than expanding.

We see four key benefits out of the affiliates program -- helping us win global clients, creating a flow of business from these new relationships, gaining revenue from providing additional services and creating an M&A pipeline. While these are all important steps in transforming MDC into a modern marketing company, the most impactful step in our strategic revolution is our planned combination with Stagwell. I believe the combination provides a clear pathway to mitigating investor concerns that have led to MDC's current and historical discount to peer valuation.

You may have seen the open letter I released in April, which lays out the reasons why I think this combination represents an opportunity for investors to be part of a major growth story. In that letter I lay out four key growth drivers for the combined company: Scaling up digital transformation and online media; delivering true creative performance marketing; rolling out new SaaS digital marketing products; and competing for and winning big global marketing contracts. By bringing together the unparalleled creative talent of MDC with the digital leadership of Stagwell, we have created the next big thing in marketing services. This global Top 10 marketing services company will compete and win versus the old holding companies, because we'll have the digital knowhow, the global scale and the unparalleled talent marketers want and need to thrive.

We're already seeing excellent progress and synergies across the groups, as I noted earlier, with major new business wins. Another area in which we're demonstrating the power of the combination is with our expanded portfolio of SaaS products, including the launch and progress of PRophet, the AI PR tool that helps determine how a piece of news will be received before it's even pitched. This product is managed by a new unit of MDC, while developed by Stagwell Tech. After starting to sell the product in January, we've now closed our first 5 sales and the platform already has 28 trial users assessing it, including clients like IronMan, a major CPG brand, a leading technology company; and a prestigious NGO. These digital products represent a whole new revenue stream made possible by the combination.

I built Stagwell from the ground up over the last 6 years and have focused my energies on MDC Partners over the last 2 years making not just a financial investment, but one of time and energy as we brought a new team and style of leadership to work with the partners here to achieve these record-setting results. But no quarter of returns can dissipate the secular headwinds and changes in marketing that I believe are best met and overcome through the combination of the great talent at MDC with the digital-first set of services at Stagwell. Together, I believe that the path to unlimited growth on the top and bottom line and maximum return to all investors.

Finally, let me touch on our outlook. At this time we're reiterating MDC's 2021 financial outlook initiated last quarter. We're on track to deliver 7 to 9% organic revenue growth and 7 to 13% adjusted EBITDA growth, or $190 million to $200 million in adjusted EBITDA. This outlook is driven by the continued rebound in organic revenue and ongoing strength in our digital assets, continued demand for PR and communications, a rebound in creative agencies and the return of some experiential work.

Based on the information the Special Committee has received from Stagwell, we can also reiterate the combined guidance for MDC and Stagwell as presented in our December 21, 2020 Investor Presentation: GAAP revenue of $2.11 billion to $2.15 billion; adjusted EBITDA of $325 million to $340 million before synergies; adjusted EBITDA of $355 million to $370 million, including $30 million of synergies, excluding costs to achieve.

Now, for more on MDC's financial results, let me pass it over to Frank Lanuto. Frank?

Frank Lanuto: Thank you, Mark. Good morning, everyone.

We started the year strong in 2021, delivering a solid performance in the first quarter as we continue to narrow the revenue declines in the pre-pandemic period in the prior year and delivered the highest Q1 adjusted EBITDA in the Company's history and our highest net income in nearly 3 years.

For the quarter, revenue declined 6.2% to $308 million, or 6.9% on an organic basis. Net revenue excluding passthrough costs declined 1.4% to $271 million, while organic net revenue declined 2.1%. The spread between GAAP and net revenue is largely attributable to our experiential business, which can have higher levels of passthrough costs.

Looking at our revenue from a client-sector standpoint, we saw growth this quarter in healthcare, consumer products and financials. Both technology and food and beverage further narrowed the revenue gap from 2020 levels, continuing the recovery trend. The auto and travel tourism sectors remained soft, though, with lingering impacts from 2020. Our experiential division, which cuts across various industry sectors, continues to impact our GAAP revenue and accounts for approximately 70% of the revenue decline, though with a much smaller impact on net revenue, as previously mentioned. Partially offsetting these declines, our digital business continued to grow rapidly, up 60% for the quarter.

Our recovery trend accelerated in Q1. The year-over-year quarterly revenue decline has narrowed each quarter from its peak of 28% in Q2 of 2020, declining to 17% in Q3, 14% in Q4 and down to 6% in Q1. The improving revenue trend has been broad-based, as each of our reportable segments improved its year-over-year trend this quarter as compared to Q4 2020.

In Integrated Networks A revenue increased 13% against prior year, improving from a 3% decline year over year in Q4 2020. The improvement was driven by growth in digital, communications and our healthcare business. In Integrated Networks B revenue was down 6% against prior year, improving from a 17% decline year over year in Q4 of 2020. The improvement was driven by continued growth in digital and narrowing declines in our creative agencies. In Media & Data revenue was down 10% against prior year, improving from a 16% decline year over year in Q4 2020, driven by several new client wins in both media and data. In All Other, revenue decreased 27% against prior year, improving from a 31% decline year over year in Q4. On a net revenue basis, however, the year-over-year decline was 16%. It's worth noting this segment is impacted by our experiential business and we anticipate stronger year-over-year growth in the second quarter, given the pandemic's impact on our 2020 revenue.

With respect to operating expenses, we continued to benefit from actions taken at the outset of the pandemic, as well as previous strategic initiatives to improve our operating efficiency. For the first quarter, controllable costs were lower by $16 million, or 7%, compared to prior year, driven by lower compensation, occupancy costs, travel and administrative expenses. We recorded approximately $2.9 million in restructuring charges in the first quarter from both severance and real estate actions.

Adjusted EBITDA for the year increased 31% to $52 million, from $40 million in the prior year. Covenant EBITDA for the last 12 months increased to $201 million, up 6% from $190 million last quarter and up slightly from a year ago. The related adjusted EBITDA and covenant EBITDA margin increased sharply to 16.9% and 17%, respectively, reflecting the positive contributions of our cost savings actions.

Moving to our balance sheet, liquidity remained strong as we generated $47.1 million in cash flow from operations and ended the quarter with net cash of $93 million, consisting of $113 million of cash and $20 million in borrowings under our revolver. We continued to lower our leverage, to 4.1x, down from 4.4x at year end of 2020 and 4.3x a year ago.

With respect to our acquisition-related liabilities, we funded approximately $2 million during the first quarter, with the majority of our payments occurring in the second quarter. We anticipate a similar level of payments in 2021 as compared to last year, or about $55 million. Our M&A obligations increased to $159 million in the first quarter compared with $151 million at year end, principally driven by stronger results from one of our digital agencies under earnout.

With respect to capital expenditures, we expect about $12 million to $15 million of net new CapEx in 2021, and incurred less than $1 million in the first quarter. Our New York real estate transformation project was completed on time and on budget, with final expenditures disbursed in the first quarter, which you will see reflected in the $13 million of CapEx reported on our cash flow statement, which was accrued in 2020 and paid in the first quarter.

With respect to the Company guidance, as Mark said earlier, we reaffirmed the full-year 2021 guidance we issued last quarter, as we remain confident in the year ahead.

In closing, I want to thank all our employees and other stakeholders for their continued support. We are optimistic about the recovering business environment and our continued progress to improve operating performance. We are also excited about the pending business combination with Stagwell, as it presents a unique opportunity to join complementary assets capable of accelerated revenue growth, the ability to drive further significant cost synergies, improve operating performance and cash flow generation and further strengthen our balance sheet. We look forward to successfully completing this transaction in the upcoming months.

And now I would like to turn the call over to Irwin Simon.

Irwin Simon: Thank you very much Mark and Frank and team MDC, and good quarter in these times.

I wanted to take a moment to share an update on MDC Partners' merger process with Stagwell Media. As you well have seen, we have filed several amendments to our S-4, as we've been working through the comment period with the SEC. We are hopeful that we are close to the end of that process and will be able to file our proxy statement prospectus in the coming days.

I can tell you, our Special Committee worked tirelessly on behalf of MDC's shareholders. We sought the advice of financial advisors and negotiated over a long period of time to ensure MDC shareholders receive fair value for their shares in MDC. As you heard, MDC's Q1 results showed that our efforts and diligence were accurate. The Special Committee's projection models predicted MDC's performance, validating our belief that the combination is powerful and, most importantly, the exchange ratio is fair to our MDC shareholders.

We've also watched the appreciation in value and the volume trading in MDC's stock and believe that is due in part to the enthusiasm for the combination and the view of most shareholders that bringing the companies together will improve the balance sheet, create revenue growth, cash flow that will generate value for MDC shareholders as we move forward.

The Special Committee is excited about this transaction and I believe that all MDC shareholders should be as well. It rewards MDC shareholders for their investment and support of the Company, while at the same time provides the MDC shareholders significant ownership in the combined company. MDC and Stagwell combined will have a better portfolio of agencies that are at the forefront, which is so important today, of innovation in marketing, offering the best creative digital technology and strategic communication solutions in the marketplace. Together, MDC and Stagwell agencies will be able to compete and win global client assignments with larger budgets, better margins, afforded in the best-in-class advertising and marketing. We believe this merger on the terms agreed to is truly a win for MDC, a win for our clients, a win for our employees and, as most importantly, a well-earned win for MDC shareholders. For MDC shareholders the Special Committee and I believe this is a great combination. I know it's taken a little time to get there, but patience is often rewarded and we're confident that this will be the case here. Thank you.

Michaela Pewarski: Thank you. Operator, please open it up for questions at this time.

Questions & Answers:

Operator: We will now begin the question-and-answer session. [Operator Instructions] Our first question will come from Tom White with D.A. Davidson.

Tom White: Thanks for taking my question. Mark, I was hoping to maybe hear your view on whether the competitive landscape for MDC -- and I guess Stagwell also, has maybe sort of evolved here over the course of the pandemic. What does that landscape look like? Is it significantly different now that we're kind of emerging from the pandemic and you guys are getting a better sense?

And also, I guess related, have your views or appetite around maybe possible further M&A down the line changed at all, once you combine the two companies? And then I had a quick follow-up.

Mark Penn: Look, I think we're beginning really to see companies, I think, go back to marketing, understand that there's going to be a robust consumer marketplace by the end of the year. And so, consequently, I think we saw some return, particularly on this long-term creative that takes months to scale. I think coming out of the pandemic, the principal change continues to be those who don't have a digital stack have to increase their investment in the digital stack and the shift more and more to digital marketing, which of course is what the entire combination is about.

My general view, though, of the competitive landscape really hasn't changed, in the sense that there are four big players who get $60 billion, who haven't been challenged at scale for decades here, and that as we build this combination up and we expand out into the global marketplace so that we compete on technology, we compete on creativity and we have the full global coverage, we'll be able to reach up and win those larger contracts away from those companies -- which I would see increasingly the combination can do that in the United States as it combines, say, code and theory at J&J with Doner, and you see those very substantial wins that previously had been occupied by the Big Four. But principally, the market structure remains very much the same and our M&A plan to focus on competing in the global market and advance leading technologies I think is very much intact and exactly as previously outlined.

Tom White: Okay. That's helpful. Thanks. And then, you talked a little bit about some of the newer SaaS kind of marketing technology products. As you look kind of in the 2, 3, 4 years out, once -- presuming that the merger goes through, how big a part of that combined business do you think these new products could represent? And are there any of the products in particular that you think have a potential to be -- I guess what has the most potential to kind of be a needle mover, you think, kind of in the near term when you look at the pipeline of these products?

Mark Penn: Well, -- digital products always tend to have, particularly as we're selling B2B products, really tend to have kind of a slow snowball. I mean, I outlined in the next 4 years getting the revenue up to $75 million. As you kind of hint, I don't think that's -- I think that's a conservative call, if we get a hit. And I think we're seeing, rolling out -- I think profit is on a very nice trend. We've gone from introductions to demos to trials to sales and deployment.

And so I think that has significant opportunities in the PR space and doesn't have a competitor that does exactly what it does, use AI to predict how stories will be covered. We've taken Koalifyed, which we did with P&G, and Koalifyed's an influencer marketing platform and I think that has very solid potential.

The Harris Poll terminal has a -- is probably showing the strongest run rate and went up I think 300% in the last couple of months. And it's also seeing kind of trial, introduction, purchase and then use. And I think the biggest product of all is going to be the product of consumer understanding and engagement, which brings together all our data from the polling, the first-party and third-party data to create audiences without cookies. That has the potential to be a $1 million a year sales.

So I think we have four in the hunt really already that are going to be in the sales process this year or now or going into the next year. So I think it's a reasonable estimate. I'd hope to beat it if we have a hit. And of course the value of any product like this that is primarily driven by SaaS revenue has an incredibly high value and could be spun off to create more value to shareholders.

Tom White: Good. Thanks for the color.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Mark Penn, Chairman and CEO, for any closing remarks.

Mark Penn: Thank you all for joining us today. Just to note, we'll be attending a few investor conferences in May, so look for us at the Needham Technology & Media Conference on May 18, the Sidoti Investor Conference on May 19 and the JPMorgan Technology, Media & Communications Conference on May 26.

Thank you again.

Operator: The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.